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                                        EXHIBIT 3.3

                                      CAPITAL BANCORP

                                    AMENDMENT TO BYLAWS


RESOLVED, that Section 7.8 of the Company's Bylaws is hereby amended to read in its entirety as follows:


      Section 7.8 - Voting of Shares in Subsidiaries or Other Entities: The Chairman of the Board or the President of the Corporation, or any person or entity designated in writing by the Chairman or the President, shall be authorized to vote all shares of stock that the Corporation owns in any subsidiary or other entity at the meeting of the shareholders of such subsidiary or other entity, or in connection with any corporate action by written consent in lieu of such meeting; provided, however, that any shares that the Corporation owns in Capital Bank, N.A. shall be voted only as directed by the Board of Directors of the Corporation.


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